December 19, 2024

Robert Dixon
Chief Executive Officer
MacKenzie Realty Capital, Inc.
89 Davis Road, Suite 100
Orinda, CA 94563

       Re: MacKenzie Realty Capital, Inc.
           Offering Statement on Form 1-A
           Filed December 6, 2024
           File No. 024-12541
Dear Robert Dixon:

       We have reviewed your offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A
General

1. Please revise your disclosure in Part I, Item 4, to disclose the amount of securities sold in the past 12 months and to update the offering amount, and also update your offering circular to reflect the appropriate offering amount. In this regard, for example, we note that your disclosure in the Form 10-Q filed on November 14, 2024 indicates that there have been prior sales of your securities during the applicable period. See Rule 251(a).
2.     Please revise to state the number of shares of each of Series A
Preferred Stock
       and Series B Preferred Stock that you are offering here and elsewhere as appropriate, including the number of shares allocated to each to be sold through the dividend reinvestment program. See Rule 253(b)(4) of Regulation A.
3. Please have an appropriate signatory sign the offering statement for you as the offering statement must be signed by the issuer. See Instructions to Signatures of
       Form 1-A.
 December 19, 2024
Page 2

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A,
Rule 257 of Regulation A requires you to file periodic and current reports, including a Form
1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Stacie Gorman at 202-551-3585 or Dorrie Yale at 202-551-8776 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Steve Barrett, Esq.